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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULES 13d-1(b), (c), AND (d) AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 6)(1)

                                IDEX CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   45167R-10-4
                                 (CUSIP Number)

                                December 31, 2003
             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

        [ ]    Rule 13d-1(b)
        [ ]    Rule 13d-1(c)
        [X]    Rule 13d-1(d)

--------------------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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--------------------------                            --------------------------
CUSIP No. 45167R-10-4                                         Page 2 of 6 Pages
--------------------------                            --------------------------

1.   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

           KKR ASSOCIATES, L.P.
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group              (a)  [ ]
                                                                   (b)  [ ]
-------------------------------------------------------------------------------
3.   SEC Use Only

-------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

           NEW YORK
-------------------------------------------------------------------------------
  Number of    5.  Sole Voting Power

    Shares             - 0 -
            -------------------------------------------------------------------
Beneficially   6.  Shared Voting Power

  Owned By             - 0 -
            -------------------------------------------------------------------
    Each       7.  Sole Dispositive Power

 Reporting             - 0 -
            -------------------------------------------------------------------
   Person      8.  Shared Dispositive Power

    With               - 0 -
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9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            - 0 -
-------------------------------------------------------------------------------
10.   Check Box if the Aggregate Amount in Row (9) Excludes
      Certain Shares                                                [ ]

-------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

            N/A
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12.   Type of Reporting Person

            PN
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                               Page 2 of 6 Pages.
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CUSIP No. 45167R-10-4                                         Page 3 of 6 Pages

Item 1.
(a)   NAME OF ISSUER:

            IDEX Corporation

(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            630 Dundee Road, Suite 400
            Northbrook, Illinois  60062

ITEM 2.

(a)   NAME OF PERSON FILING:

            KKR Associates, L.P.


(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            c/o Kohlberg Kravis Roberts & Co.
            9 West 57th Street
            New York, New York 10019

(c)   CITIZENSHIP:

            See Item 4 of cover page.

(d)   TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.01 per share

(e)   CUSIP NUMBER:

            45167R-10-4

ITEM 3.           Not applicable

ITEM 4.           OWNERSHIP

(a)   AMOUNT BENEFICIALLY OWNED:

            As of December 31, 2003, KKR Associates, L.P., a New York limited partnership, did not beneficially own any shares of common stock of IDEX Corporation.

(b)   PERCENT OF CLASS:

            See Item 11 of cover page.


                               Page 3 of 6 Pages.
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CUSIP No. 45167R-10-4                                         Page 4 of 6 Pages

(c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i)   Sole power to vote or direct the vote:

                  See Item 5 of cover page.

      (ii)  Shared power to vote or to direct the vote:

                  See Item 6 of cover page.

      (iii) Sole power to dispose or to direct the disposition of:

                  See Item 7 of cover page.

      (iv)  Shared power to dispose or to direct the disposition of:

                  See Item 8 of cover page.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP

            Not applicable.

ITEM 10.    CERTIFICATION

            Not applicable.


                               Page 4 of 6 Pages.
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CUSIP No. 45167R-10-4                                         Page 5 of 6 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 17, 2004

                            KKR ASSOCIATES, L.P.



                            By:   /s/ Richard J. Kreider
                                 --------------------------------------
                                  Name: Richard J. Kreider
                                  Title: Attorney-in-fact for Henry R. Kravis,
                                  General Partner


                               Page 5 of 6 Pages.
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                                  EXHIBIT INDEX

Exhibit 24 -   Power of Attorney of Richard J. Kreider is hereby incorporated by reference to Exhibit 24 to the Statement on Schedule 13G dated
               February 14, 2003.


                               Page 6 of 6 Pages.